SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                         SCHEDULE 13D
          Under the Securities Exchange Act of 1934
                      (Amendment No. 1)
                      (Final Amendment)

                     Discovery Zone, Inc.
                     -------------------
                       (Name of Issuer)

                 Common Stock, $.01 par value
                ------------------------------
                (Title of Class of Securities)

                         25468B 10 7
                        --------------
                        (CUSIP Number)

                     Gloria Santona, Esq.
   Vice President, Associate General Counsel and Secretary
                    McDonald's Corporation
                     One McDonald's Plaza
                  Oak Brook, Illinois 60521
                        (630) 623-3000
      -------------------------------------------------
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)


                      December 26, 1996
                -----------------------------
                (Date of Event which Requires
                  Filing of this Statement)



      If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

      Check the following box if a fee is being paid with the statement [ ].


                      Page 1 of 9 Pages
               Exhibit Index Appears on Page 6



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                           SCHEDULE 13D

CUSIP NO. 25468B 10 7
         ------------

----------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    McDonald's Corporation
    Tax ID No. 36-2361282

----------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [   ]
                                                         (b) [   ]


----------------------------------------------------------------------
3   SEC USE ONLY



----------------------------------------------------------------------
4   SOURCE OF FUNDS

    NA

----------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  [   ]


----------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

----------------------------------------------------------------------
                7   SOLE VOTING POWER
NUMBER OF
SHARES              0
               -------------------------------------------------------
BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY
EACH                0
               -------------------------------------------------------
REPORTING       9   SOLE DISPOSITIVE POWER
PERSON
WITH                0
               -------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    0
----------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


0
----------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                           [   ]


----------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


0.0%
----------------------------------------------------------------------
14  TYPE OF REPORTING PERSON


CO
----------------------------------------------------------------------


                      Page 2 of 9 Pages

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      This Amendment No. 1 is the final amendment (this "Final
Amendment") to the Schedule 13D for the event dated August 30, 1994 (the "Schedule 13D" or "this Statement") of McDonald's Corporation, a Delaware corporation ("McDonald's" or the "Reporting Person"), with respect to the shares of Common Stock, $.01 par value (the "Shares"), of Discovery Zone, Inc., a Delaware corporation (the "Company"). This Final Amendment amends and supplements Items 4, 5, 6 and 7 of the Schedule 13D as set forth below.

Item 4.  Purpose of the Transaction.

      On December 20, 1996 McDonald's and GMC Acquisition, Inc. ("GMC") entered into a stock purchase agreement, attached hereto as Exhibit 4 and incorporated by reference herein (the "Stock Purchase Agreement"), pursuant to which McDonald's agreed to sell all of the 5,500,000 Shares owned by it to GMC for a nominal purchase price (the "Sale Transaction"). The closing of the Sale Transaction under the Stock Purchase Agreement occurred on December 26, 1996, as a result of which McDonald's no longer owns any Shares. The purpose of the transaction for McDonald's was to completely dispose of its interest in the Company. McDonald's does not currently intend to acquire any additional Shares or other securities of the Company.

Item 5.  Interest in Securities of the Issuer.

      (a), (b) As a result of the closing of the Sale Transaction and the disposition by McDonald's of its 5,500,000 Shares pursuant thereto, McDonald's no longer has any beneficial ownership or interest in, or sole or shared power to vote or dispose of, the Shares or any other securities of the Company. To
McDonald's knowledge, no director or executive officer of McDonald's holds any securities of the Company.

      (c) There have been no transactions by McDonald's or, to its knowledge, any of its executive officers or directors, in the Shares during the past sixty days except for the Sale
Transaction.

      (d)  Not applicable.

      (e) At the time of the closing of the Sale Transaction on December 26, 1996, McDonald's ceased to be the beneficial owner of more than five percent of the Shares outstanding, as described above in Items 4 and 5.


                      Page 3 of 9 Pages

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Item 6.  Contracts, Arrangements, Understandings or Relationships
         With Respect to Securities of the Issuer.

      On December 26, 1996, McDonald's disposed of all of its interest in the Shares under the terms and conditions of the Stock Purchase Agreement, which is filed herewith as Exhibit 4 and is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits.

     Exhibit 4. Stock Purchase Agreement by and between
McDonald's Corporation and GMC Acquisition, Inc., dated as of
December 20, 1996.


                       Page 4 of 9 Pages


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                            Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

Dated:  December 26, 1996



MCDONALD'S CORPORATION


By:  /s/ Gloria Santona
   -----------------------------
   Name:  Gloria Santona
   Title:  Vice President,
           Associate General
          Counsel and Secretary


                       Page 5 of 9 Pages


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                          Exhibit Index

Exhibit Number  Description                                 Page Number

Exhibit 1       Agreement and Plan of Merger dated as of         *
                August 30, 1994 among Discovery Zone
                Inc., Discovery Zone International, Inc.,
                Leaps & Bounds, Incorporated and
                McDonald's Corporation.

Exhibit 2       Sale Restriction and Registration Rights         *
                Agreement between Discovery Zone, Inc.
                and McDonald's Corporation dated as of
                August 30, 1994.

Exhibit 3       Co-Sale Agreement among McDonald's               *
                Corporation, Donald F. Flynn, and
                Discovery Zone, Inc. dated as of August
                30, 1994.

Exhibit 4       Stock Purchase Agreement by and between          7
                McDonald's Corporation and GMC
                Acquisition, Inc., dated as of December 20,
                1996.


----------------------

* Previously filed.


                       Page 6 of 9 Pages


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